Exhibit (a)(1)(C)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Notes (as defined below). The offer to repurchase is made solely by the Issuer Repurchase Notice, dated November 13, 2017, and any amendments or supplements thereto. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Notes in any circumstances or jurisdiction in which such offer or solicitation is unlawful.

Notice of Offer to Repurchase for Cash 2.50% Convertible Senior Notes due 2027 of

SEACOR Holdings Inc.

at 100% of the principal amount of Notes plus unpaid interest accrued thereon to, but excluding, the Repurchase Date pursuant to the Issuer Repurchase Notice dated November 13, 2017 by

SEACOR Holdings Inc.

SEACOR Holdings Inc. (the “Company”) today notified holders (the “Holders”) of its 2.50% Convertible Senior Notes due 2027 (the “Notes”) that, pursuant to the terms and conditions of the Indenture, dated as of December 11, 2012 (the “Indenture”) between SEACOR Holdings Inc., a Delaware corporation (the “Company” or “we”) and Wells Fargo Bank, National Association, a national banking association, as trustee and paying agent (the “Trustee” or “Paying Agent”), the Notes, the issuer repurchase notice dated November 13, 2017 (the “Issuer Repurchase Notice”) and the related notice materials (collectively, the “Put Option Documents”), at the option of each holder (“Holder”) of the Notes (the “Put Option”), the Company will repurchase the Notes at a purchase price in cash equal to 100% of the principal amount of the Notes to be repurchased plus unpaid interest accrued to, but excluding, the Repurchase Date (the “Repurchase Price”) on December 19, 2017 (the “Repurchase Date”). Pursuant to Section 3.03 of the Indenture and the Notes, each Holder may surrender all of its Notes, a portion of its Notes in integral multiples of $1,000 or none of its Notes pursuant to the Put Option, in accordance with the terms and procedures set forth in the Put Option Documents on the Repurchase Date. The Company expects that the accrued and unpaid interest payable as part of the Repurchase Price will equal $0.28 per $1,000 principal amount of the Notes. As of November 13, 2017, there was $95,458,000 aggregate principal amount of Notes outstanding.

THE OFFER EXPIRES AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, DECEMBER 18, 2017 (THE “EXPIRATION DATE”), UNLESS THE OFFER IS EXTENDED. WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME ON THE EXPIRATION DATE, UNLESS THE OFFER IS EXTENDED.

We will not extend the Expiration Date unless required to do so by applicable law.

The right of each Holder of the Notes to sell and the obligation of the Company to repurchase the Notes pursuant to the Put Option Documents is a term of the Notes under the Indenture, and has been a right of Holders from the time the Notes were issued. The purpose of this transaction is to comply with the relevant terms of the Notes and the Indenture.

In order to exercise the Put Option, a Holder must follow the procedures contained in the Put Option Documents. The Trustee has informed the Company that, as of the date hereof, all custodians and beneficial holders of the Notes hold the Notes through The Depository Trust Company (“DTC”) accounts. Accordingly, all Notes surrendered for repurchase hereunder must be delivered through the transmittal procedures of DTC’s Automated Tender Offer Program.

To exercise your option to have the Company repurchase the Notes and to receive payment of the Repurchase Price, you must validly deliver your Notes through DTC’s transmittal procedures prior to the Expiration Date. Notes delivered through DTC’s transmittal procedures for repurchase may be withdrawn at any time prior to the Expiration Date by complying with the withdrawal procedure of DTC. Beneficial owners of Notes are advised to check with any bank, securities broker or other intermediary through which they hold Notes as to when such intermediary would need to receive instructions from a beneficial owner in order for that beneficial owner to be able to participate in, or withdraw its instruction, to exercise the Put Option before the deadlines specified in this notice. The deadlines set by any such intermediary and DTC, for the submission and withdrawal of tender instructions may be earlier than the relevant deadlines specified above.

The information required to be disclosed by paragraph (d)(1) of Rule 13e-4 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Issuer Repurchase Notice and is incorporated herein by reference.

Full details of the terms and conditions of the Put Option are described in the Issuer Repurchase Notice, which is available free of charge at the Securities and Exchange Commission’s (“SEC”) website at www.sec.gov, as an exhibit to the Tender Offer Statement on Schedule TO filed by the Company with the SEC on November 13, 2017.

The Issuer Repurchase Notice contains important information that should be read carefully before any decision is made with respect to the Put Option.

Questions and requests for assistance in connection with the mechanics of surrender of Notes for repurchase under the Put Option may be directed to the Trustee and Paying Agent at the address and telephone and facsimile numbers set forth below. Requests for copies of the Issuer Repurchase Notice and all other repurchase materials may also be directed to the Trustee and Paying Agent.

The Trustee and Paying Agent is
Wells Fargo Bank, National Association,
and for purposes of this notice, its address is:

Registered & Certified Mail:	Regular Mail or Courier:	In Person by Hand Only:
Wells Fargo Bank, N.A.	Wells Fargo Bank , N.A.	Wells Fargo Bank, N.A.
Corporate Trust Operations	Corporate Trust Operations	Corporate Trust Services
MAC N9300-070	MAC N9300-070	MAC N9300-070
600 South Fourth Street	600 South Fourth Street	600 South Fourth Street
Minneapolis, MN 55402	Minneapolis, MN 55402	Minneapolis, MN 55402
Or By Facsimile Transmission: (612) 667-6282 Telephone: (800) 344-5128

SEACOR Holdings Inc.

November 13, 2017